

Mail Stop 3030

April 2, 2009

Jeffrey S. Rudner
Chief Accounting Officer
Trimedyne, Inc.
25901 Commercentre Drive
Lake Forest, CA 62630

      Re: **Trimedyne, Inc.**
                 Form 10-K for the fiscal year ended September 30, 2008
                 File No. 0-10581

Dear Mr. Rudner:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Kevin L. Vaughn
                              Accounting Branch Chief